SEC 1746 (2-98)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL... OMB Number:...3235-0145 Expires:... October 31, 2002 Estimated average burden hours per response . . . .14.9

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___________)

Coinstar, Inc.

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(Name of Issuer)

Common Stock

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(Title of Class of Securities)

19259P300

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(CUSIP Number)

Neil J. Koren

Shartsis, Friese & Ginsburg LLP

One Maritime Plaza, 18th Floor

San Francisco, California 94111

(415) 421-6500

...

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 4, 2000

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(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1....Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Snyder Capital Management, L.P.

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2....Check the Appropriate Box if a Member of a Group (See Instructions)
(a)...__X__
(b)...______

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3....SEC Use Only ...

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4....Source of Funds (See Instructions) ...OO

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5....Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

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6....Citizenship or Place of Organization ...Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7....Sole Voting Power......0
8....Shared Voting Power......2,322,400
9....Sole Dispositive Power......0
10....Shared Dispositive Power...2,581,600

11....Aggregate Amount Beneficially Owned by Each Reporting Person...2,581,600

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12....Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)...______

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13....Percent of Class Represented by Amount in Row (11)...12.73

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14....Type of Reporting Person (See Instructions)

...PN, IA

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1....Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Snyder Capital Management, Inc.

...

2....Check the Appropriate Box if a Member of a Group (See Instructions)
(a)...__X__
(b)...______

...

3....SEC Use Only ...

...

4....Source of Funds (See Instructions) ...OO

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5....Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

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6....Citizenship or Place of Organization ...Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7....Sole Voting Power......0
8....Shared Voting Power......2,322,400
9....Sole Dispositive Power......0
10....Shared Dispositive Power...2,581,600

11....Aggregate Amount Beneficially Owned by Each Reporting Person...2,581,600

...

12....Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)...______

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13....Percent of Class Represented by Amount in Row (11)...12.73

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14....Type of Reporting Person (See Instructions)

...CO

Item 1....Security and Issuer

This statement relates to shares of Common Stock (the "Stock") of Coinstar, Inc. (the "Issuer"). The principal executive office of the Issuer is located at 1800 114th Avenue SE, Bellevue, Washington 98004.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

...(a)...The names of the persons filing this statement are Snyder Capital Management, L.P. ("SCMLP") and Snyder Capital Management, Inc. ("SCMI") (collectively, the "Filers"). Persons enumerated in Instruction C of Schedule 13D are Alan Barry Snyder ("Snyder"), Walter Niemasik, Jr. ("Niemasik"), Margot Thorington Murtaugh ("Murtaugh"), Robert John Stanton ("Stanton"), Steven James Block ("Block"), Peter Stuart Voss ("Voss"), Susan Roberta Katz-Snyder ("Katz-Snyder") and Sherry Ann Umberfield ("Umberfield") (collectively, with the Filers, the "Named Persons").

......Both SCMLP and SCMI are wholly owned by Nvest Companies, L.P. ("Nvest Companies"), a limited partnership affiliated with Nvest, L.P., a publicly traded limited partnership. The general partner of Nvest, L.P. and the managing general partner of Nvest Companies is an indirect, wholly owned subsidiary of Metropolitan Life Insurance Company ("MetLife"). As of March 31, 1998, MetLife beneficially owned all of the general partner interests in Nvest Companies and Nvest, L.P. and, in the aggregate, general partner and limited partner interests in Nvest Companies and Nvest, L.P. representing approximately 47% of the economic interests in the business of Nvest Companies.

......SCMI and Nvest Companies operate under an understanding that all investment and voting decisions regarding managed accounts are to be made by SCMI and SCMLP and not by Nvest Companies or any entity controlling Nvest Companies. Accordingly, SCMI and SCMLP do not consider Nvest Companies or any entity controlling Nvest Companies to have any direct or indirect control over the securities held in managed accounts.

...(b)...The business address of SCMLP, SCMI, Snyder, Niemasik, Murtaugh, Stanton, Block and Katz-Snyder is 350 California Street, San Francisco, CA 94104. The business address of Voss, Umberfield, Nvest Companies and Nvest, L.P. is 399 Boylston Street, Boston, MA 02116. The business address of MetLife is One Madison Avenue, New York, New York 10010.

...(c)...SCMLP is an investment adviser registered under the Investment Advisers Act of 1940. SCMI is the sole general partner of SCMLP. Snyder is the President of SCMI. Niemasik, Murtaugh, Stanton and Block are the Vice Presidents of SCMI. Snyder, Niemasik, Voss, Katz-Snyder and Umberfield are the directors of SCMI. Voss and Umberfield are also the President and Executive Vice President, respectively, of Nvest Companies.

...(d)...During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

...(e)...During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

...(f)...SCMLP is a Delaware limited partnership. SCMI is a Delaware corporation. Snyder, Niemasik, Murtaugh, Stanton, Block, Voss, Katz-Snyder and Umberfield are all citizens of the United States of America.

Item 3....Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing Stock were as follows:

Purchaser	Source of Funds	Amount
SCMLP	Funds Under Management*	$31,141,000

* Represents funds of SCMLP's advisory clients invested in the Stock.

Item 4....Purpose of Transaction

SCMLP has been communicating with the Issuer's Board of Directors and officers and other holders of Stock regarding ways to enhance shareholder value. None of the Filers has any present plans or intentions to acquire or dispose of any securities of the Issuer other than on behalf of SCMLP's advisory clients for the purpose of investment. Other than as described above and below, none of the Filers has any present plans or proposals which relate to, or would result in, any of the transactions or events described in Item 4 of Schedule 13D.

SCMLP may decide to purchase at any time or times on behalf of its advisory clients additional shares of Stock or other securities of the Issuer. SCMLP may at any time or times cause its advisory clients to dispose of any or all securities of the Issuer in any lawful manner. SCMLP's advisory clients reserve all of their rights as stockholders of the Issuer and may exercise those rights in any manner that they or SCMLP considers to be in the interests of such clients.

Item 5....Interest in Securities of the Issuer

(a) and (b) To the knowledge of the Filers, the beneficial ownership of the Stock by the Named Persons in Item 2 of this statement is as follows at the date hereof:

Name	Aggregate Beneficially Number	Owned Percent	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
SCMLP	2,581,600	12.73%	0	2,322,400	0	2,581,600
SCMI	2,581,600	12.73%	0	2,322,400	0	2,581,600
Snyder	0	0%	0	0	0	0
Niemasik	0	0%	0	0	0	0
Murtaugh	0	0%	0	0	0	0
Stanton	0	0%	0	0	0	0
Block	0	0%	0	0	0	0

(c)...The Filers have not effected any transactions in the Stock since September 7, 2000.

Item 6....Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

SCMLP is a registered investment adviser whose clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the various securities in which their assets are invested, including Stock. Depending on SCMLP's agreement with each advisory client, the client may have no right, a shared right or an exclusive right to direct the voting of the Stock.

Item 7....Material to Be Filed as Exhibits

Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated:...October 12, 2000

Snyder Capital Management, L.P. By:.../s/ Steven J. Block......... ...Steven J. Block, Vice President	Snyder Capital Management, Inc. By:.../s/ Steven J. Block......... ...Steven J. Block, Vice President

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the common stock of Coinstar, Inc. For that purpose, the undersigned hereby constitute and appoint Snyder Capital Management, L.P., a Delaware limited partnership, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated:...October 12, 2000

Snyder Capital Management, L.P. By:.../s/ Steven J. Block......... ...Steven J. Block, Vice President	Snyder Capital Management, Inc. By:.../s/ Steven J. Block......... ...Steven J. Block, Vice President